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                                                              Filed by @plan.inc
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                                      Subject Company: @plan.inc
                                                     Commission File No. 0-25575


INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF DOUBLECLICK, INC. AND @PLAN.INC WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS THAT ARE REQUIRED TO BE FILED WITH RESPECT TO THE TRANSACTION DESCRIBED BELOW, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

                                                      Contact:

                                                      DoubleClick (Press)
                                                      Gia Rokeach
                                                      212/381-5486
                                                      grokeach@doubleclick.net
                                                               or
                                                      DoubleClick (Investors)
                                                      Bruce Dalziel
                                                      212/272-CLICK
                                                      bdalziel@doubleclick.net

FOR IMMEDIATE RELEASE


DOUBLECLICK AND @PLAN REVISE TERMS OF ACQUISITION AGREEMENT


NEW YORK & STAMFORD, Conn.--Nov. 17, 2000--DoubleClick Inc. (NASDAQ:DCLK), the leading global Internet advertising solutions company, and @plan.inc (NASDAQ:APLN), a leading provider of online market research planning systems, today announced they have revised the terms of their acquisition agreement originally announced on September 25, 2000.

Under the terms of the amended agreement, @plan shareholders will receive $8.00 in value for each share of @plan common stock. @plan shareholders will receive consideration, at DoubleClick's election, consisting of either a combination of cash, in an amount between $1.60 and $4.00, with the remainder of the $8.00 in value in DoubleClick common stock (valued at its average closing price for the ten trading days ending one business day prior to the closing date), or all cash.

DoubleClick will announce its election by 5:30 p.m. (New York City time) on the business day prior to the closing date. It is anticipated that the @plan shareholders' meeting will be held on the morning of the closing date. The transaction, which will be accounted for by the purchase method of accounting, is subject to customary closing conditions, including approval by @plan shareholders. The transaction is expected to be completed in the first quarter of 2001.

"This acquisition underscores the value of @plan to DoubleClick's business," said Greg Ellis, VP Research, DoubleClick. "We are solidifying a transaction which brings world class research solutions to the online marketing community."


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"We are committed to the combination of two industry leaders," said Mark Wright,
Chairman and CEO, @plan. "This reiterates the importance of continuing together to bring innovative solutions to our clients."

About DoubleClick

DoubleClick Inc. (www.doubleclick.net) is the leading global provider of ad delivery technology with the largest Network of top Web sites worldwide. The company provides nearly 5,000 Web advertisers and over 3,200 publishers with ad sales, technology, data, email, wireless and promotions solutions to meet online marketing needs. DoubleClick products help advertisers and publishers build customer relationships through brand awareness and customer retention. DoubleClick Inc. has global headquarters in New York City and maintains over 40 offices around the world.

About @plan

@plan.inc provides online tools for optimizing Internet advertising and merchandising strategies through its target market research planning systems. @plan's systems are specifically designed for Internet advertisers, advertising agencies, Web publishers, online retailers and consumer brand marketers. @plan's internally developed systems, which clients access through its Web site, combine @plan's database of consumer survey responses about lifestyle, product preferences and demographic information with powerful technology that enables @plan's clients to perform queries and searches to plan campaigns and strategies.

Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: This news release contains statements of a forward-looking nature relating to the future events or the future financial results of DoubleClick. Investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, investors should specifically consider the various factors which could cause actual events or results to differ materially from those indicated from such forward-looking statements, including the matters set forth in DoubleClick's reports and documents filed from time to time with the Securities and Exchange Commission.

Additional Information and Where to Find It: It is expected that DoubleClick will file a Registration Statement on Form S-4 with the Securities and Exchange Commission and @plan will file a proxy statement with the SEC in connection with the merger, and that DoubleClick and @plan will mail a Proxy Statement/Prospectus to shareholders of @plan containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about DoubleClick, @plan, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents, once available, as well as each company's other SEC filings, through the website maintained by the SEC at http://www.sec.gov/. Free copies of the Proxy Statement/Prospectus, once available, and DoubleClick's other SEC filings may be obtained from DoubleClick by directing a request through the Investors Relations portion of DoubleClick's website at http://www.doubleclick.net/ or by mail to DoubleClick Inc., 450 West 33rd Street, New York, NY 10001, Attention: Investor Relations, Telephone: (212) 683-0001. Free copies of


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the Proxy Statement/Prospectus, once available, and @plan's other SEC filings may be obtained from @plan by directing a request through the Investors Relations portion of @plan's website at http://www.webplan.net/ or by mail to @plan.inc, Three Landmark Square, Suite 400, Stamford, CT 06901, Attention:
Investor Relations, Telephone: (203) 961-0340.

In addition to the Registration Statement and the Proxy Statement/Prospectus, DoubleClick and @plan file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by DoubleClick or @plan at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. DoubleClick's and @plan's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Participants in Solicitation: @plan and DoubleClick and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from @plan's shareholders in favor of the adoption of the merger agreement. A description of any interests that @plan's and DoubleClick's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.